Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Earnings
Income before taxes and equity in earnings of unconsolidated affiliate	$303,870	$215,157	$67,912	$136,078	$123,987
Interest expense	84,290	83,233	84,713	107,688	103,027
Amortization of capitalized interest	494	—	—	—	—
Amortization of deferred debt issuance costs and premiums	1,235	1,403	1,662	2,237	2,880
Interest portion of rent (1)	16,029	14,592	8,171	9,502	7,947
	$405,918	$314,385	$162,458	$255,505	$237,841
Fixed Charges
Interest expense	$84,290	$83,233	$84,713	$107,688	$103,027
Capitalized interest	52	4,686	10,079	6,912	1,740
Amortization of debt issuance costs and premiums	1,235	1,403	1,662	2,237	2,880
Interest portion of rent (1)	16,029	14,592	8,171	9,502	7,947
	$101,606	$103,914	$104,625	$126,339	$115,594
Ratio of earnings to fixed charges	4.0	3.0	1.6	2.0	2.1

(1)	Represents one-third of total rent expense, which we believe is a reasonable estimate of the interest component of rent expense.